UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                          COMMISSION FILE NUMBER 1-4171

                 THE KELLOGG COMPANY SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)

                                 KELLOGG COMPANY
                                (Name of Issuer)

                               ONE KELLOGG SQUARE
                        BATTLE CREEK, MICHIGAN 49016-3599
                          (Principal Executive Office)

Kellogg Company
Savings and Investment Plan
Index
December 31, 2003 and 2002

-------------------------------------------------------------------------------

                                                                      Page(s)

Report of Independent Registered Public Accounting Firm.................1

Financial Statements

Statement of Net Assets Available for Benefits..........................2

Statement of Changes in Net Assets Available for Benefits...............3

Notes to Financial Statements.........................................4-8

Supplemental Schedules

Schedule of Assets (Held at End of Year)................................9

     Note:Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

                                        1
             Report of Independent Registered Public Accounting Firm


To the Trustees and Participants of the
Kellogg Company Savings
and Investment Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Savings and Investment Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Battle Creek, Michigan
May 17, 2004

Kellogg Company
Savings and Investment Plan
Statement of Net Assets Available for Benefits
December 31, 2003 and 2002

------------------------------------------------------------------------------------------
                                                        2003                 2002
Assets
Receivables
    Employee contributions                            $           -        $     250,457
                                                  ------------------   ------------------
             Total receivables                                    -              250,457
                                                  ------------------   ------------------
Amount due from prior trustee (Note 1)                            -              123,031

Investments
    Plan's interest in Master Trust                     714,742,615          623,841,143
    Loans to participants                                10,799,720            9,558,982
                                                  ------------------   ------------------
             Total investments                          725,542,335          633,400,125
                                                  ------------------   ------------------
             Total assets                               725,542,335          633,773,613
                                                  ------------------   ------------------
Liabilities
Investment services fees                                     24,017               39,862
Amount due Plan sponsor                                           -               13,895
                                                  ------------------   ------------------
             Total liabilities                               24,017               53,757
                                                  ------------------   ------------------
             Net assets available for benefits        $ 725,518,318        $ 633,719,856
                                                  ------------------   ------------------





   The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2003 and 2002

----------------------------------------------------------------------------------------------------------

                                                                      2003                 2002

Contributions
Employer                                                            $  14,584,793        $  11,097,348
Employee                                                               37,157,751           26,857,382
Employee rollovers                                                      1,703,776              706,859
                                                               -------------------  -------------------
             Total contributions                                       53,446,320           38,661,589
                                                               -------------------  -------------------
Earnings on Investments
Plan's interest in income (loss) of Master Trust                       88,858,491          (16,962,167)
Interest income                                                           619,747              455,408
Trustee fees                                                              (98,181)            (101,776)
Administrative fees                                                    (1,175,414)            (758,799)
                                                               -------------------  -------------------
             Total earnings (loss) on investments, net                 88,204,643          (17,367,334)
                                                               -------------------  -------------------
Participant withdrawals                                               (49,851,165)         (45,045,121)
Net transfers between Plans                                                     -              457,387
Transfers to/from prior trustees (Note 1)                                  (1,336)         217,343,117
                                                               -------------------  -------------------
             Net increase                                              91,798,462          194,049,638
Net assets available for benefits
Beginning of year                                                     633,719,856          439,670,218
                                                               -------------------  -------------------
End of year                                                         $ 725,518,318        $ 633,719,856
                                                               -------------------  -------------------


     The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------

1.       Summary of Significant Accounting Policies

        Basis of Accounting
        The Plan operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

        Plan Mergers
        On March 1, 2002, the Worthington Foods, Inc. 401(k) Profit Sharing Plan merged with the Plan. Plan assets of $1,624,593 consisting primarily of participant investment balances and participant loans receivable were transferred to the Plan on March 1, 2002.

        On March 28, 2002, the Mondo Baking 401(k) Plan merged with the Plan. Plan assets of $3,410,229 consisting primarily of participant investment balances and participant loan receivables were transferred to the Plan on March 28, 2002.

        On April 29, 2002, the Keebler Puerto Rico 401(k) Savings Plan merged with the Plan. Plan assets of $99,470 consisting primarily of participant investment balances were transferred to the Plan on April 29, 2002.

        On June 28, 2002, the Keebler Company Salaried Savings Plan merged with the Plan. Plan assets of $183,562,777 consisting primarily of participant investment balances and participant loan receivables were transferred to the Plan on June 28, 2002.

        On June 28, 2002, the Keebler Company Union Savings Plan merged with the Plan. Plan assets of $19,687,050 consisting primarily of participant investment balances and participant loan receivables were transferred to the Plan on June 28, 2002.

        On June 28, 2002, the Keebler Company Savings Plan for Hourly Associates of Cary Bakery merged with the Plan. Net plan assets of $8,958,998 consisting primarily of participant investment balances and participant loan receivables were transferred to the Plan on June 28, 2002.

        Investments
        All investments are reported at current quoted market values except for guaranteed insurance contracts, which are reported at contract value and represent contributions made plus interest at the contract rate. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust.

        The Plan presents in the statement of changes in net assets available for benefits the Plan's interest in income of Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.

        Employer  Contributions  Receivable
        Substantially all of the employer contributions receivable relate to employer matching contributions and related investment earnings, earned through the year, but which were unpaid by the Plan sponsor at year end.

        Amount Due from Prior Trustee
        At December 31, 2002 amount due from prior trustee represents a receivable from the former trustee of the Keebler Company Savings Plan for Hourly Associates of Cary Bakery.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------

        Allocation of Net Investment Income to Participants
        Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

        Risks and Uncertainties
        The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible the changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

        Use of Estimates in the Preparation of Financial Statements
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.      Provisions of the Plan

        The following description of the Kellogg Company Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more comprehensive description of the Plan's provisions.

        Plan Administration
        The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

        Plan Participation
        Generally, all salaried employees of Kellogg Company and its U.S. subsidiaries, employees of the Company's Worthington Foods subsidiary covered by a collective bargaining agreement, employees of the Company's Cary Bakery facility covered by a collective bargaining agreement and employees of the Company's Keebler subsidiary covered by a collective bargaining agreement are eligible to participate in the Plan.

        Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participents were eligible to defer $12,000 in 2003 and $11,000 in 2002. Employee contributions are matched by Kellogg Company at a 100 percent rate on the first 3 percent and a 50 percent rate on the next 2 percent, with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund, except for employees of certain Company facilities covered by a collective bargaining agreement. Please refer to the Plan document for additional information. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

        Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent.

        Vesting
        Participant account balances are fully vested.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------

        Participant Loans
        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years (or 180 months). Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant's plan account.

        Participant Distributions
        Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

        Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $5,000 or less, the terminated participant will receive the account balance in a lump sum.

        Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant's account balance may be received in a lump sum or installment payments.

        Termination
        While the Company has expressed no intentions to do so, the Plan may be terminated at any time.

3.      Income Tax Status

        The Plan administrator has received a favorable letter from the Internal Revenue Service dated March 18, 2004 regarding the Plan's qualification under applicable income tax regulations. The Plan has been amended since the last determination letter. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.      Subsequent Event

        On January 1, 2004 the Keebler Company Local 184-L 401(k) Plan and Trust merged with the Plan. Plan assets of $2,395,447 consisting primarily of participant investment balances were transferred to the Plan on January 1, 2004. As of January 1, 2004 participants of the Keebler Company Local 184-L 401(k) Plan and Trust were eligible to participate in the Kellogg Company Savings and Investment Plan subject to the same provisions as the Keebler Company Local 184-L 401(k) Plan and Trust.

5.      Kellogg Company Master Trust

        The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan's funds available for investment during the year.

     Kellogg Company Master Trust net assets at December 31, 2003 and 2002 and the changes in net assets for the years ended December 31, 2003 and December 31, 2002 are as follows:

Schedule of Net Assets of Master Trust Investment Accounts

----------------------------------------------------------------------------------------------------------
                                                            2003                 2002

Cash/equivalents
    Interest bearing cash                                $   12,791,710       $   21,986,590
                                                     -------------------  -------------------
             Total cash/equivalents                          12,791,710           21,986,590
                                                     -------------------  -------------------
Receivables                                                   1,888,051            2,227,281
                                                     -------------------  -------------------
General Investments
    Long Term U.S. Gov't Securities                          19,060,041           21,757,942
    Short Term U.S. Gov't Securities                          5,793,346           19,216,568
    Corporate Debt - Long-Term                               21,930,624            4,944,928
    Corporate Debt - Short-Term                               3,665,846            7,262,014
    Corporate Stocks - Common                                84,130,906           95,922,038
    Commingled Funds                                        200,998,048          164,020,605
    Shares of Registered Investment Company                 207,592,300          100,512,901
    Guaranteed Investment Contracts                         664,410,052          674,814,554
                                                     -------------------  -------------------
             Total general investments                    1,207,581,163        1,088,451,550
                                                     -------------------  -------------------
             Total investments                            1,222,260,924        1,112,665,421
                                                     -------------------  -------------------
Payables
    Unsettled trades                                           (167,091)          (6,909,233)
                                                     -------------------  -------------------
             Total liabilities                                 (167,091)          (6,909,233)
                                                     -------------------  -------------------
             Net assets                                 $ 1,222,093,833       $ 1,105,756,188
                                                     -------------------  -------------------
Percentage interest held by the Plan                              58.5%                56.4%

Schedule of Changes in Net Assets of Master Trust Investment Accounts

----------------------------------------------------------------------------------------------------------
                                                                2003                 2002

Transfers from prior Trustees                               $             -       $  211,752,913
Earnings on investments
    Interest                                                     32,450,775           34,075,591
    Dividends                                                     9,152,649            7,584,737
    Net realized gain (loss)                                      2,385,239          (14,486,361)
                                                         -------------------  -------------------
             Total additions                                     43,988,663          238,926,880
                                                         -------------------  -------------------
Net transfer of assets out of investment account                (20,635,134)         (25,570,131)
Fees and commissions                                               (611,058)            (543,969)
                                                         -------------------  -------------------
             Total distributions                                (21,246,192)         (26,114,100)
                                                         -------------------  -------------------
Change in unrealized appreciation (depreciation)                 93,595,174          (36,262,450)
                                                         -------------------  -------------------
Net change in assets                                            116,337,645          176,550,330

Net assets at beginning of year                               1,105,756,188          929,205,858
                                                         -------------------  -------------------
Net assets at end of year                                   $ 1,222,093,833      $ 1,105,756,188
                                                         -------------------  -------------------

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2003                                                    Schedule I

--------------------------------------------------------------------------------------------------------------------------

 (a)                       (b)                                            (c)                                (e)
                                                          Description of Investment Including
           Identity of Issuer, Borrower, Lessor             Maturity Date, Rate of Interest,
                     or Similar Party                      Collateral, Par or Maturity Value          Current Value

        Loans to participants (interest rate of                                                       $ 10,799,720
        5.25% to 13.69%)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 18, 2004                   The Kellogg Company Savings and
                                        Investment Plan



                                        By:  /s/ Jeffrey M. Boromisa
                                            -------------------------------
                                             Jeffrey M. Boromisa
                                             Senior Vice President and Chief
                                             Financial Officer, Kellogg Company

                         INDEX TO EXHIBITS TO FORM 11-K

EXHIBIT NUMBER                  DESCRIPTION OF DOCUMENT

23                  Consent of Independent Registered Public Accounting Firm